SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 5)*

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa Tel: 011-27-11-684-0140	with a copy to: Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2M 7HJ United Kingdom 011-44-20-7367-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

January 28, 2005

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 56,606,246(1)(2) 8 Shared Voting Power 98,467,758 Ordinary Shares(2) 9 Sole Dispositive Power 56,606,246(2) 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,074,004 Ordinary Shares(1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 31.5%(1)(2)(3)
14	Type of Reporting Person (See Instructions) CO

(1)	On November 26, 2004, the South African Competition Appeal Court ruled that pending final approval of the Reporting Person’s acquisition of all or a portion of the share capital of Gold Fields Limited, the Reporting Person may not vote or otherwise exercise any rights attached to the ordinary shares (including ordinary shares represented by American Depositary Shares) of Gold Fields Limited. The Reporting Person appealed the decision of the South African Competition Appeal Court on November 29, 2004 and received legal advice to the effect that the ruling of the South African Competition Appeal Court was automatically suspended pending such appeal. The Reporting Person intends to use all reasonable endeavors to cause the ordinary shares of Gold Fields Limited as to which it has sole dispositive power to be voted pending the hearing of such appeal.
(2)	In addition, a total of 1,392,970 ADSs were undertaken to be delivered pursuant to notices of guaranteed delivery, but were not delivered. The Reporting Person may be deemed to be the beneficial owner of ordinary shares underlying such ADSs.
(3)	The Reporting Person may be deemed to be the beneficial owner of 98,467,758 shares under the Undertaking described in Item 6 to the statement on Schedule 13D filed by the Reporting Person on October 16, 2004. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertaking.

This Amendment No. 5 to Schedule 13D is filed by Harmony Gold Mining Company Limited (“Harmony”) to amend the Schedule 13D filed on October 16, 2004, as amended on November 29, 2004, December 2, 2004, December 6, 2004 and December 8, 2004 relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts (“ADSs”) representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in the Prospectus and Offer to Exchange dated as of December 3, 2004, as amended on January 10, 2005, under the captions “The Offer” and “Plans for Gold Fields after the Completion of the Offers” on pages 68 to 85 and pages 93 to 94, is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following information:

On January 28, 2005, Bernard Swanepoel, Harmony’s Chief Executive Officer, wrote to MMC Norilsk Nickel (“Norilsk”) to confirm that, as a result of the decision by the South African Securities Regulation Panel not to consent to an extension of the 60 day time period referred to in rule 28.6 of the South African Securities Regulation Code in respect of Harmony’s offers for Gold Fields securities, Harmony had elected to waive the minimum acceptance condition contained in its offers and has agreed not to oblige Norilsk to accept Harmony’s offers until Harmony has confirmed to Norilsk that Harmony has received, in aggregate, sufficient acceptances of its offers as would, together with the Shares acquired by Harmony under the initial offers and Norilsk’s 20.03% shareholding, equate to Harmony holding in excess of 50% of the issued share capital of Gold Fields. A copy of the letter is included as Exhibit D hereto and the description of the letter contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

The following exhibits are inserted after Exhibit B:

Exhibit C	Prospectus and Offer to Exchange (1)

Exhibit D	Letter from Bernard Swanepoel dated January 28, 2005

(1)	Incorporated by reference to the prospectus contained in Harmony’s Registration Statement on Form F-4 filed on December 3, 2004, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer